Exhibit 99.1

Suite 400, 455 Granville Street	Suite 1280, 625 Howe Street
Vancouver, BC V6C 1T1	Vancouver, BC V6C 2T6
T 604.682.3701	T 604.682.5546
F 604.682.3600	F 604.682.5542
www.levon.com	www.valleyhighventures.com
TSX-V Trading symbol: LVN	TSX-V trading symbol: VHV
Berlin & Frankfurt: LO9

January 17, 2011

Levon Resources Announces Definitive Agreement to Acquire Valley High Ventures

•	Consolidates and Simplifies Ownership Structure of Flagship Cordero Project in Mexico
•	Pro forma Levon to Continue to Aggressively Pursue Exploration
•	Valley High Shareholders to Receive 1.0 Levon Share for Each Valley High Share
•	Valley High Shareholders to Maintain 100% Exposure to Other Exploration Properties Through a SpinCo

Levon Resources Ltd. (“Levon”) and Valley High Ventures Ltd. ("Valley High") announced today they have entered into a definitive arrangement agreement under which Levon will acquire 100% of the outstanding common shares of Valley High by way of a plan of arrangement.

Under the plan of arrangement, Valley High shareholders will receive 1.0 share of Levon and 0.125 of a share in a new exploration company ("SpinCo") for each Valley High share. Excluding the SpinCo consideration, the offer represents premiums of approximately 6% and 19% based on the volume-weighted average prices of Valley High and Levon shares on the TSX Venture Exchange ("TSX-V") for the 20 and 60 trading days ended on January 14, 2011.

On completion of the transaction, Valley High shareholders will hold approximately 43% and Levon shareholders will hold approximately 57% of the pro forma outstanding shares of Levon on a fully-diluted basis. Valley High shareholders will own 100% of the SpinCo shares and SpinCo will own all of Valley High's exploration assets outside of the Cordero Project and will have $1.8 million in cash.

The board of directors of Valley High unanimously approved the transaction and all directors and senior officers of Valley High, as well as Coro Mining Corp. (“Coro”), collectively holding approximately 10.5% of the number of Valley High shares anticipated to be entitled to vote at the meeting, have agreed to vote their securities in favour of the transaction.

Levon is currently the 51% owner and operator of the Cordero Project, an advanced stage exploration project in Mexico. With this transaction, Levon is acquiring the remaining 49% interest in Cordero as well as Valley High's cash other than the $1.8 million to SpinCo.

"This acquisition consolidates ownership of our flagship Cordero Project and creates a dominant position in the Cordero Porphyry Belt," says Ron Tremblay, Levon President and CEO. "This is a strategic combination that will enhance long-term shareholder value and consolidate ownership of the Cordero Project in Mexico into one public company. Both shareholder groups will have an unparalleled opportunity to maximize the growth potential of one of the most exciting silver/gold/lead/zinc exploration properties in the world. We will continue to aggressively pursue exploration on the property and target completing a 43-101 Resource Estimate in Q2 2011 and a Preliminary Economic Assessment (PEA) by Q3 2011. Our goal is to create an exciting long term future for all shareholders. The transaction leaves Levon well funded to complete the 59,000 metre Phase 3 drill program. We look forward to having the Valley High shareholders in Levon."

Rob Cameron, CEO of Valley High stated: "This transaction simplifies the ownership structure of the Cordero silver/gold/lead/zinc discovery in Mexico.  Through the combination of Levon and Valley High's interests in Cordero, shareholders will benefit from a unified  presence in the marketplace.  No longer will the two companies need to compete for shareholders or project funding. At the same time, Valley High shareholders will have the opportunity to participate in SpinCo, an exploration company with an attractive portfolio of assets located in British Columbia, the Yukon and Mexico.  We believe this unbundling of Cordero and Valley High's other exploration assets will ultimately create the greatest value for our shareholders.  Valley High will continue to have input into the exploration and development of Cordero through representation on Levon's Board of Directors."

TRANSACTION DETAILS

The transaction will be carried out by way of a court-approved plan of arrangement and will require the approval of at least 2/3 of the votes cast by the shareholders and optionholders voting as a single class at Valley High's special meeting of shareholders expected to take place at the end of March 2011. The transaction is also subject to applicable regulatory approvals, including approval of the TSX-V, and the satisfaction of certain closing conditions customary in transactions of this nature.

If the transaction is completed, Valley High shareholders will receive, for each Valley High share, 1.0  Levon share and 0.125 of a SpinCo share.   Options of Valley High not exercised prior to completion of the arrangement will be deemed to have been exercised on a cashless basis for Levon shares, but the holders shall not be entitled to receive any SpinCo shares.  In accordance with their terms, any outstanding warrants will automatically be adjusted so that, upon exercise subsequent to completion of the transaction, for each Valley High share that would previously have been issued, the warrantholder will receive 1.0 of a Levon share but, instead of receiving 0.125 of a share of SpinCo, the exercise price of the warrant will be reduced by the fair value of that SpinCo consideration as determined by the directors of SpinCo.

Valley High will be entitled to nominate two directors to join Levon's Board of Directors.

Upon the recommendation of an Independent Special Committee established to review the transaction and the verbal opinion of National Bank Financial Inc. that the consideration to be received by the Valley High shareholders under the terms of the transaction is fair from a financial point of view, Valley High directors have determined that the transaction is in the best interest of Valley High and its shareholders and have unanimously approved the transaction. The directors intend to recommend, in the information circular for the shareholder meeting, that Valley High shareholders vote in favor of the transaction.

After taking into consideration, among other things, the recommendation of a Special Committee of Levon directors established to review the transaction and the verbal opinion of Canaccord Genuity Corp. that the consideration to be offered by Levon under the transaction is fair, from a financial point of view, to the Levon shareholders, the Levon directors have determined that the transaction is in the best interests of Levon and is fair to Levon shareholders and have unanimously approved the transaction.

All directors and senior officers of Valley High, as well as Coro, collectively holding approximately 10.5% of the number of Valley High shares anticipated to be entitled to vote at the meeting (assuming the exercise of options and warrants) have entered into voting agreements with Levon under which they agree to vote in favour of the transaction. The voting agreements automatically terminate upon termination of the arrangement agreement. Subject to Levon's right to match, the board of Valley High may terminate the arrangement agreement in favour of an unsolicited superior proposal upon payment of a $4.8 million break fee to Levon.

ADVISORS

Levon's financial advisor is Canaccord Genuity Corp. and its legal counsel is Stikeman Elliott LLP. Valley High's financial advisor is National Bank Financial Inc. and its legal counsel is Blake, Cassels & Graydon LLP.

A presentation can be downloaded at Levon’s website: http://www.levon.com

ABOUT LEVON

Levon is a junior gold and precious metals exploration company exploring the Cordero silver, gold, zinc and lead project near Hidalgo Del Parral, Chihuahua, Mexico. The Norma Sass and Ruf claims located near the Pipeline gold deposit, which is being mined and explored by Barrick Gold Corporation in the heart of the Cortez Gold Trend in Lander County, Nevada, USA. The Company also holds key land positions at Congress, BRX, and Wayside in the productive Bralorne Gold camp of British Columbia, Canada.

ABOUT VALLEY HIGH VENTURES LTD.

Valley High is a Canadian based precious and base metal exploration company with projects located in Mexico, British Columbia and Yukon. The Cordero project in Mexico (49% interest) is being evaluated for large bulk mineable silver, gold, zinc and lead deposits. The Mount Polley project is located in British Columbia adjacent to Imperial Metals Corporation's ("Imperial") Mt. Polley copper-gold mine and includes a production royalty on the Boundary Property, with Imperial. In the Yukon, Valley High has an option to acquire a 100% interest in the Flume gold property which is located within the newly recognized White Gold District. Valdez Gold Inc. has been granted a right to earn up to 75% interest in Valley High's interest in the Flume property.

For further information contact Levon Resources Ltd. at (604) 682-3701, or log onto our website www.levon.com.

LEVON RESOURCES LTD.

"Ron Tremblay”
Ron Tremblay
President and CEO

For further information please visit Valley High's website at www.valleyhighventures.com or contact Geoff Chater at (604) 614 7830

VALLEY HIGH VENTURES LTD.

“Geoff Chater”
Geoff Chater
President

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.